Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Organization
MEMC Asia-Pacific Holdings BV	The Netherlands
MEMC Electronic Materials France SarL	France
MEMC Electronic Materials, GmbH	Germany
MEMC Electronic Materials Sales, Sdn. Bhd.	Malaysia
MEMC Electronic Materials, Sdn. Bhd.	Malaysia
MEMC Electronic Materials, S.p.A.	Italy
MEMC Electronic Materials (UK) Ltd.	United Kingdom
MEMC Enterprise Consulting Shanghai Co. Ltd.	China
MEMC Holding B.V.	The Netherlands
MEMC Holdings Corporation	Delaware
MEMC International Finance SarL	Luxembourg
MEMC International, Inc.	Delaware
MEMC Ipoh Sdn Bhd.	Malaysia
MEMC Japan Ltd.	Japan
MEMC Korea Company	South Korea
MEMC Kulim Electronic Materials, Sdn. Bhd.	Malaysia
MEMC Luxembourg SarL	Luxembourg
MEMC Pasadena, Inc.	Delaware
MEMC Singapore Pte. Ltd.	Singapore
Taisil Electronic Materials Corporation	Taiwan